

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2012

Via E-mail
Mr. Bernard Clineburg
Chief Executive Officer
Cardinal Financial Corp.
8270 Greensboro Drive, Suite 500
McLean, VA 22101

> **Re:** **Cardinal Financial Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 000-24557**

Dear Mr. Clineburg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Controls and Procedures

Disclosure Controls and Procedures, page 149

1.   Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. The rule requires that the disclosure controls and procedures be "designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms," and that they also be designed to ensure

that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of Rule 13a-15(e). In addition, in future filings please reference Rule 13a-15(e).

Exhibits, Financial Statement Schedules

(a)(3) Exhibits, page 151

2.   We note that your headquarters facility in Tysons Corner, Virginia, comprises 41,818 square feet of leased office space. It appears that this lease is material. Please tell us why you have not filed it as an exhibit to your Form 10-K. Refer to Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed March 31, 2012

Proxy Card

3.   With regards to Exchange Act Rule 14a-21's requirement for the shareholder advisory vote to approve the compensation paid to your named executive officers, your proxy card states shareholder are being asked to vote on an "[a]dvisory vote on executive compensation." Your proxy card should clarify that shareholders are being asked to approve the company's executive compensation. Refer to Compliance and Disclosure Interpretations Question 169.07.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address all questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney